UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Pressure Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

74112E109

(CUSIP Number)

January 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74112E109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Iliad Research & Trading, L.P. 11-3688679

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

627,500*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

627,500*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

627,500*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.25*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

* Reporting Person Iliad Research & Trading, L.P. (“Iliad”) has rights to exercise a Warrant and convert a Secured Convertible Promissory Note into shares of the Issuer’s common stock. On the date of the event which requires filing this Statement, the number of shares of the Issuer’s common stock beneficially owned by Iliad was 627,500 shares, which represents a theoretical full conversion of the Secured Convertible Promissory Note and full exercise of the Warrant, under the terms of each instrument currently in effect on that date. The 627,500 shares represent 5.25% of the 11,949,267 shares outstanding on that date (as reported in the Issuer’s Form 8-K filed December 18, 2013).

CUSIP No.	74112E109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Iliad Managment, LLC 20-0411071

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

627,500*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

627,500*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

627,500*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.25*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

* Reporting person Iliad Management, LLC is the General Partner of reporting person Iliad. Iliad has rights to exercise a Warrant and convert a Secured Convertible Promissory Note into shares of the Issuer’s common stock. On the date of the event which requires filing this Statement, the number of shares of the Issuer’s common stock beneficially owned by Iliad was 627,500 shares, which represents a theoretical full conversion of the Secured Convertible Promissory Note and full exercise of the Warrant, under the terms of each instrument currently in effect on that date. The 627,500 shares represent 5.25% of the 11,949,267 shares outstanding on that date (as reported in the Issuer’s Form 8-K filed December 18, 2013).

CUSIP No.	74112E109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fife Trading, Inc. 36-4151891

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

627,500*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

627,500*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

627,500*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.25*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* Reporting person Fife Trading, Inc. is the Manager of Iliad Management, LLC, which is the General Partner of reporting person Iliad. Iliad has rights to exercise a Warrant and convert a Secured Convertible Promissory Note into shares of the Issuer’s common stock. On the date of the event which requires filing this Statement, the number of shares of the Issuer’s common stock beneficially owned by Iliad was 627,500 shares, which represents a theoretical full conversion of the Secured Convertible Promissory Note and full exercise of the Warrant, under the terms of each instrument currently in effect on that date. The 627,500 shares represent 5.25% of the 11,949,267 shares outstanding on that date (as reported in the Issuer’s Form 8-K filed December 18, 2013).

CUSIP No.	74112E109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Fife

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

627,500*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

627,500*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

627,500*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.25*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

* John Fife is the President of Fife Trading, Inc., which is the Manger of Iliad Management, LLC, which is the General Partner of reporting person Iliad. Iliad has rights to exercise a Warrant and convert a Secured Convertible Promissory Note into shares of the Issuer’s common stock. On the date of the event which requires filing this Statement, the number of shares of the Issuer’s common stock beneficially owned by Iliad was 627,500 shares, which represents a theoretical full conversion of the Secured Convertible Promissory Note and full exercise of the Warrant, under the terms of each instrument currently in effect on that date. The 627,500 shares represent 5.25% of the 11,949,267 shares outstanding on that date (as reported in the Issuer’s Form 8-K filed December 18, 2013).

Item 1.

(a)	Name of Issuer
Pressure Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices
14 Norfolk Avenue South Easton, MA 02375

Item 2.

(a)	Name of Person Filing

This report is filed by Iliad Research and Trading, LP, Iliad Management, LLC, Fife Trading, Inc., and John M. Fife with respect to the shares of Common Stock, $0.01 par value per share, of the Issuer that are directly beneficially owned by Iliad Research and Trading, LP and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601

(c)	Citizenship

Iliad Research and Trading, LP is a Delaware limited partnership.
Iliad Management, LLC is a Delaware limited liability company.
Fife Trading, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

(d)	Title of Class of Securities
Common Stock, $0.01 par value per share.

(e)	CUSIP Number
74112E109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 627,500

(b)	Percent of class: 5.25

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 627,500

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 627,500

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Iliad Research and Trading, LP

Date: January 28, 2014	By:	/s/ John M Fife
Name: John M Fife
Title: President

Iliad Management, LLC

Date: January 28, 2014	By:	/s/ John M Fife
Name: John M Fife
Title: President

Fife Trading, Inc.

Date: January 28, 2014	By:	/s/ John M Fife
Name: John M Fife
Title: President

Date: January 28, 2014	By:	/s/ John M Fife
Name: John M Fife
Title:

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)